UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith

c/o Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Cockeysville, Maryland 21030

(410) 568-1500

with copies to:

Erika Robinson

Wilmer Cutler Pickering LLP

2445 M Street, N.W.

Washington, D.C. 20037

(202) 663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID D. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 38,469,104.8

	9.	Sole Dispositive Power 11,153,081.9

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,469,104.8

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FREDERICK G. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 38,469,104.8

	9.	Sole Dispositive Power 8,860,990.3

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,469,104.8

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. DUNCAN SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 38,469,104.8

	9.	Sole Dispositive Power 11,002,093

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,469,104.8

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROBERT E. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 38,469,104.8

	9.	Sole Dispositive Power 7,452,939.6

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,469,104.8

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 37.4%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the group, as defined in the original filing, as amended.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a - b)                 The following table sets forth the aggregate number and percentage of shares of Class A common stock and Class B common stock owned individually by each member of the group as of December 15, 2004.  Holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time and therefore, each share of Class B common stock represents beneficial ownership of one share of Class A common stock.  Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.   By virtue of the Stockholders Agreement, as defined in the original filing, each member of the group is required to vote all of his Class A and Class B common stock in favor of the other members of the group to cause their election as directors.  Consequently, each member may be deemed to beneficially own the shares of common stock individually owned by the other members.  Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

	Shares of Class B Stock Owned
Name	Number	Percent of Class B	Total Voting Power (1)	Total Voting Power (2)

David D. Smith (3)	10,870,881.5	27.4%	24.7%	3.2%

Frederick G. Smith (4)	8,358,831	21.1%	19.0%	2.4%

J. Duncan Smith (5)	11,000,000	27.8%	24.9%	3.2%

Robert E. Smith (6)	7,448,855	18.8%	16.9%	2.0%

Reporting Persons as a group (4 persons)		95.1%	85.5%	37.4%

(1)                                  Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions.  Holders of both classes of common stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time.  This column sets forth the voting power each reporting person has on the matters on which shares of Class B common stock have ten votes per share, and the voting power the reporting persons as a group have on such matters.

(2)                                  The first four rows of this column set forth the voting power each reporting person would have on matters on which the shares of Class B common stock have ten votes per share if he converted his shares of Class B common stock to Class A common stock and the other reporting persons did not.  The last  row in this column shows the voting power the reporting persons as a group would have if they all converted their shares of Class B common stock into shares of Class A common stock.

(3)                                  In addition, David D. Smith owns 30,000 shares of Class A common stock directly, owns 2200.4 shares of Class A under the issuer’s 401(k) plan and may acquire an additional 250,000 shares of Class A common stock upon exercise of options.  These Class A shares and options have been included for purposes of calculating Total Voting Power set forth above.

(4)                                  Includes 401,158 shares of Class B common stock held in an irrevocable trust established by Frederick G. Smith for the benefit of his children of which he is not the trustee.  In addition, Frederick G. Smith owns 500,000 shares of Class A common stock directly and owns 2,159.3 shares of Class A common stock under the issuer’s 401(k) plan. These Class A shares have been included for purposes of calculating Total Voting Power set forth above.

(5)                                  Does not include 510,000 shares of Class B common stock held in an irrevocable trust established by J. Duncan Smith for the benefit of his children of which he is not the trustee.  In addition, J. Duncan Smith owns 2,093 shares of Class A common stock under the issuer’s 401(k) plan, which have been included for purposes of calculating Total Voting Power set forth above.

(6)                                  Includes 309,049 shares of Class B common stock held in an irrevocable trust established by Robert E. Smith for the benefit of family members of which he is the trustee but does not include 390,650 shares of Class B common stock held in an irrevocable trust established by Robert E. Smith for the benefit of his children of which he is not the trustee.  In addition, Robert E. Smith may acquire 3,750 shares of Class A common stock upon exercise of options and owns 334.6 shares of Class A common stock under the issuer’s 401(k) plan.  These options and Class A shares have been included for purposes of calculating Total Voting Power set forth above.

(c)  The following table sets forth information regarding transactions in shares by each member of the group since the filing of Amendment No. 4 to Schedule 13D.

Date	Type of Transaction	Number of Shares

Transactions by David D. Smith

12/2/04	Transfer of Class B common stock (1)	118,906

12/3/04	Transfer of Class B common stock (1)	120,336

12/6/04	Transfer of Class B common stock (1)	60,606

12/9/04	Transfer of Class B common stock (1)	59,737

12/13/04	Transfer of Class B common stock (1)	59,382

12/14/04	Transfer of Class B common stock (1)	57,741

(1)	Transfer pursuant to marital agreement.

Transactions by Robert E. Smith

2/18/04	Sale of Class B common stock (1)	2,600 at $13.25

2/19/04	Sale of Class B common stock (1)	9,500 at $13.20

4/2/04	Sale of Class A common stock	3,000 at $13.16

4/2/04	Sale of Class A common stock	3,000 at $13.17

4/2/04	Sale of Class A common stock	4,500 at $13.21

4/2/04	Sale of Class A common stock	4,000 at $13.24

4/2/04	Sale of Class A common stock	500 at $13.33

4/2/04	Sale of Class B common stock (1)	63,000 at $13.15

4/2/04	Sale of Class B common stock (1)	12,000 at $13.16

4/2/04	Sale of Class B common stock (1)	19,170 at $13.18

4/2/04	Sale of Class B common stock (1)	830 at $13.19

4/2/04	Sale of Class B common stock (1)	21,560 at $13.20

4/2/04	Sale of Class B common stock (1)	14,900 at $13.21

4/5/04	Sale of Class B common stock (1)	1,000 at $13.10

4/5/04	Sale of Class B common stock (1)	8,500 at $13.15

4/5/04	Sale of Class B common stock (1)	10,000 at $13.16

4/6/04	Sale of Class B common stock (1)	40,000 at $13.19

4/6/04	Sale of Class B common stock (1)	10,000 at $13.21

4/6/04	Sale of Class B common stock (1)	10,000 at $13.22

4/6/04	Sale of Class B common stock (1)	30,000 at $13.23

4/6/04	Sale of Class B common stock (1)	10,000 at $13.24

4/6/04	Sale of Class B common stock (1)	50,000 at $13.25

4/6/04	Sale of Class B common stock (1)	3,000 at $13.27

4/7/04	Sale of Class B common stock (1)	17,500 at $13.20

4/7/04	Sale of Class B common stock (1)	27,500 at $13.21

4/7/04	Sale of Class B common stock (1)	18,500 at $13.22

4/7/04	Sale of Class B common stock (1)	3,000 at $13.23

4/7/04	Sale of Class B common stock (1)	20,000 at $13.24

4/7/04	Sale of Class B common stock (1)	7,195 at $13.25

4/7/04	Sale of Class B common stock (1)	600 at $13.26

4/7/04	Sale of Class B common stock (1)	3,000 at $13.30

(1)                                                          These shares were converted into Class A shares immediately prior to sale.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
(1) Joint Filing Agreement. [SIGNATURES APPEAR ON FOLLOWING PAGE]

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this amendment is true, complete and correct.

Dated: December 22, 2004

/s/ DAVID D. SMITH
David D. Smith

/s/ FREDERICK G. SMITH
Frederick G. Smith

/s/ J. DUNCAN SMITH
J. Duncan Smith

/s/ ROBERT E. SMITH
Robert E. Smith